

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

February 22, 2017

<u>Via E-Mail</u>
Brian Dally
President and Chief Executive Officer
Groundfloor Finance Inc.
75 Fifth Street, NW, Suite 2170
Atlanta, GA 30308

> **Re:** **Groundfloor Real Estate 1, LLC**
> **Offering Statement on Form 1-A**
> **Filed January 25, 2017**
> **File No. 024-10671**

Dear Mr. Dally:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you propose to conduct a Tier 1 offering pursuant to Rule 251(a)(1). We also note the terms of the ISB Note, which grants a first priority security interest in all of Groundfloor Finance's assets including any Loans for which a series of LROs has been issued, regardless of whether such Loans and corresponding series of LROs have been issued by Groundfloor Finance or one of its subsidiaries. This arrangement appears to be in effect a commingling of assets which acts to spread the risk of loss with respect to a default under the ISB Note to all of the holders of LROs, whether issued by Groundfloor Finance or any of its subsidiaries. In light of this arrangement, please provide your analysis as to why your offering should not be aggregated with Groundfloor Finance's current Tier 1 offering for the purpose of the aggregate offering amount limitation contained in Rule 251(a)(1).

2. We note your disclosure that on January 11, 2017, Groundfloor Finance entered into a promissory note and security agreement with ISB pursuant to which, among other things,

Groundfloor Finance granted to ISB a first priority security interest in all of its assets, including any Loans for which a series of LROs has been issued. Please tell us how this security interest impacts Groundfloor Finance's interest in the Loans and the terms of the LROs corresponding to such Loans.

Offering Circular Cover Page

3. We note your disclosure that states "Unless the context otherwise requires, we use the terms the 'Company,' 'our Company,' 'we,' 'us,' or 'our' to collectively refer to GRE 1 and Groundfloor Finance and its other wholly-owned subsidiaries." Please revise your offering circular to clearly specify which entity you are referring to. For example, in each such instance, please be specific as to whether you are referring to Groundfloor Real Estate 1, LLC or Groundfloor Finance Inc., as each entity is conducting a separate offering under Regulation A.

Important Information About This Offering Circular, page iii

4. We note your statement that references to this Offering Circular are deemed to include all applicable supplements or PQAs thereto. Please note that Form 1-A does not provide for future incorporation by reference. Please remove this statement from this section and throughout the Offering Circular, including in the project summaries beginning on page PS-1.

Risk Factors

5. We note that Groundfloor Finance Inc. is your sole manager and pursuant to your operating agreement has the authority to manage the business of your company, including the authority to distribute your cash and other assets to Groundfloor Finance Inc. at the times and in the amounts as it may from time to time direct. Please add risk factor disclosure differentiating the risk that an investor in an LRO issued by your company faces as compared to an investor in an LRO issued by Groundfloor Finance Inc. in light of this relationship.

Preliminary Assessment, page 45

6. We note your disclosure on page 46 that your underwriting decisions are made in light of certain internal operational policies which do not impact, and are not related to, the determination of the letter grade or interest rate applied to a particular Loan. In that same section, however, you discuss the impact these policies may have on the grade given to a particular Loan. See, for example, your statement that lack of experience would impact the grade. Please revise your disclosure to clarify how these internal policies impact your grading system, or remove the statement that those policies have no impact.

Interest of Management and Others in Certain Transactions

Purchase of LROs by Related Parties, page 80

7. We note that Groundfloor Finance's executive officers, directors and 10% stockholders have purchased LROs issued by Groundfloor Finance from time to time in the past. Please revise to clarify if such persons may purchase LROs in your offering, whether such purchases will count in determining whether an LRO offering is fully subscribed, and if so, disclose the maximum amount of the possible purchases and that any such purchases will be for investment and not resale. Refer to Release No. 33-6455, Question 79 (Mar. 3, 1983).

Management Discussion and Analysis, page 81

8. We note your disclosure on page 87 that "[p]rior to September 2015, Groundfloor Finance's operations were limited to issuing Georgia Notes solely in Georgia to Georgia residents…." Please provide prior performance information with respect to the Georgia Notes similar to the information you have provided for Groundfloor's previous LROs on page 81-84.

LRO Program

Status of LRO Offerings and Loan Originations, page 81

9. We note your disclosure that the table in this section outlines the total number of series of LROs (and resulting aggregate sales proceeds) that have been sold by Groundfloor Finance or by one or more of its subsidiaries formed for the purpose of selling LROs, such as you. In future filings, instead of aggregating all LROs issued by Groundfloor Finance and its subsidiaries, please aggregate and present this information by each separate issuer of LROs.

Financial Statements

1.Summary of Significant Accounting Policies

Related Party Transactions, page F-12

10. We note your disclosure that $350 was advanced by your manager to achieve registration in Georgia. Please tell us whether any other amounts were advanced by your manager through the filing date. If such amounts have been advanced, please disclose such amounts for organization and offering expenses in an amended filing.

Project Summaries, page PS-1

11. We note in your project summaries numerous question marks enclosed in a circle, which appear to potentially be hyperlinks that, when clicked, provide additional information. To the extent you use hyperlinks to provide additional information that is not disclosed in your offering circular, please disclose such information.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard, Efron, Staff Accountant, at (202) 551-3439 or Robert Telewicz, Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Benji Jones
        Smith Anderson, LLP